2013-2014 Second Quarter Report

Hon. Blaine Higgs

Minister of Finance

December 2013

2013-2014 Second Quarter Report

Published by:

Department of Finance Government of New Brunswick P.O. Box 6000 Fredericton, New Brunswick E3B 5H1 Canada

Internet: www.gnb.ca/finance

December 2013

Translation:

Translation Bureau, Government Services

ISBN 978-1-55396-370-7

Think Recycling!

2013 Economic Update

Employment
('000's)
365
360
355
350
345
Jan/08
Jul/08
Jan/09
Jul/09
Jan/10
Jul/10
Jan/11
Jul/11
Jan/12
Jul/12
Jan/13
Jul/13
Source: Statistics Canada

Retail Sales
(Seasonally Adjusted Annual Rate)
($ '000's)
11,500,000
11,000,000
10,500,000
10,000,000
9,500,000
9,000,000
Jan/08
Jul/08
Jan/09
Jul/09
Jan/10
Jul/10
Jan/11
Jul/11
Jan/12
Jul/12
Jan/13
Jul/13
Source: Statistics Canada

Manufacturing Sales
($ '000's)
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
Jan/08
Jul/08
Jan/09
Jul/09
Jan/10
Jul/10
Jan/11
Jul/11
Jan/12
Jul/12
Jan/13
Jul/13
Source: Statistics Canada

New Brunswick Economic Indicators

	2011	2012	2013F
Real GDP	0.0	-0.6	0.1
Wages and Salaries	3.9	1.6	1.2
Employment	-1.2	-0.2	-0.4
Unemployment Rate (%)	9.5	10.2	10.7
Consumer Price Index	3.5	1.7	0.8

Source: Statistics Canada
% change unless otherwise indicated

- The International Monetary Fund (IMF) reports that global growth remains in low gear, averaging only 2.5 per cent during the first half of 2013, which is about the same pace as in the second half of 2012.

- Unlike recent performances, the IMF notes that advanced economies have recently gained some speed, while the emerging market economies have slowed. The emerging market economies, however, continue to account for the bulk of global growth.

- Real GDP in the U.S. increased by an annual rate of 2.5 per cent in the second quarter, following a 1.1 per cent growth rate in the first quarter. The second quarter performance primarily reflected upturns in exports and in non-residential fixed investment.

- The Bank of Canada is now projecting real GDP growth of 1.6 per cent in 2013, down from its July forecast, as uncertain global and domestic economic conditions delay a pickup in exports and investment.

- Many private sector forecasters have lowered their growth expectations for New Brunswick from earlier in the year, with a consensus real GDP growth rate for 2013 now at 0.7 per cent.

- Wages and salaries grew by 1.4 per cent and trailed the national growth rate of 3.9 per cent.

- Consumer spending is beginning to show signs of recovery with retail trade showing improvement in seven of the last eight months. Despite recent gains, however, retail sales remain on pace to show a decline for the second consecutive year.

2013 Economic Update

  Healthy gains in wood product manufacturing (+11.5%) have helped offset weakness elsewhere in the manufacturing sector which is currently on pace to match the level of sales seen in 2012.

  Housing starts in the province’s urban centres are down 19.2 per cent over year-earlier levels with declines in both single family and multi-unit construction.

  Consumer inflation in the province has averaged 0.6 per cent, slightly lower than the national growth rate of 0.9 per cent.

2013-2014 Fiscal Update

  Based on second quarter information, a revised deficit of $538.2 million is projected for 2013-2014. This is an increase of $59.5 million compared to the budget deficit of $478.7 million.

  Relative to first quarter, total expense has improved by $93.2 million, however revenue projections have deteriorated by $131.5 million. This has resulted in an increased deficit of $38.3 million from first quarter.

  Net debt is projected to increase $587.2 million year-over-year, a decrease of $7.2 million from the budget estimate of $594.4 million.

  Revenues are projected to be $172.9 million lower than budget mainly due to weaker-than-anticipated results for NB Power and reduced tax revenue. The major variances include:

  Return on Investment is down $66.3 million mainly due to lower net income for NB Power. This is due to increased costs for fuel and purchased power and pensions.

  Personal Income Tax is lower by $43.0 million due to weakened income.

  Harmonized Sales Tax is projected to decrease $28.3 million from budget because of an anticipated weakening of New Brunswick’s share allocation of federal HST payments.

  Special Operating Agency Account Revenue (net) is down $16.0 million mainly due to lower offsetting expenses related to federal agreements.

  Sale of Goods and Services is down $13.0 million from budget which is mainly offset by an increase of $12.7 million in Miscellaneous Revenue. This is mainly due to a realignment of revenue for the Regional Health Authorities.

  Provincial Real Property Tax is anticipated to be lower by $11.5 million due to assessments.

  Corporate Income Tax is lower by $7.8 million due to an anticipated, negative prior-year adjustment.

  Royalties are down by $6.0 million due to lower price and volume for potash.

  Canada Health Transfer is projected to increase $13.3 million related to new population data.

2013-2014 Fiscal Update

Total expenses are projected to be $113.4 million lower than budget. The major variances include the following:

  General Government ($69.5 million under): Mainly due to various miscellaneous under-expenditures, including lower than budgeted provision for losses, centrally managed funds and consolidated entity expenses.

  Health ($26.6 million under): Mainly due to a number of savings and cost containment initiatives in the health care system, including lower than budgeted costs in the prescription drug program, lower than expected costs for blood products, and IT-related expenditure reductions.

  Justice and Attorney General ($2.0 million under): Mainly due to the transfer of certain functions to the new Financial and Consumer Services Commission.

  Post-Secondary Education, Training and Labour ($8.2 million under): Primarily due to projected under-expenditures in the Student Financial Assistance program due to lower interest rates and provision for loss savings, as well as the Labour Market Development program due to lower than expected uptake for employment programs.

  Transportation and Infrastructure ($4.1 million over): Various cost pressures and over-expenditures, including higher than budgeted expenses for Ferry Operations.

  Other accounts ($11.2 million under): Mainly due to lower than budgeted expenses in the Regional Development Corporation Special Operating Agency due to project timing changes from budget. This was partially offset by a change in the type of capital work in the Department of Transportation and Infrastructure that resulted in a decrease in capital to be amortized and an increase in capital to be expensed.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31
				Variance
	2014	2014	2014	from
	Estimate	1st Quarter	2nd Quarter	Estimate

Revenue
Ordinary Account	7,565,600	7,528,118	7,408,632	(156,968)
Capital Account	81,044	82,068	82,079	1,035
Special Purpose Account.	61,658	61,094	60,669	(989)
Special Operating Agency Account (net)	79,133	74,722	63,112	(16,021)
Sinking Fund Earnings	206,500	206,500	206,500	0
Total Revenue	7,993,935	7,952,502	7,820,992	(172,943)

Expense
Ordinary Account	7,930,758	7,913,062	7,824,473	(106,285)
Capital Account	44,689	47,895	53,701	9,012
Special Purpose Account	72,462	72,522	71,818	(644)
Special Operating Agency Account (net)	69,199	63,146	53,326	(15,873)
Amortization of Tangible Capital Assets	355,520	355,760	355,880	360
Total Expense	8,472,628	8,452,385	8,359,198	(113,430)

Surplus (Deficit)	(478,693)	(499,883)	(538,206)	(59,513)

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COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31
				Variance
	2014	2014	2014	from
	Estimate	1st Quarter	2nd Quarter	Estimate

Taxes
Personal Income Tax	1,416,000	1,416,000	1,373,000	(43,000)
Corporate Income Tax	236,400	236,400	228,600	(7,800)
Metallic Minerals Tax	2,000	0	0	(2,000)
Provincial Real Property Tax	481,500	481,500	470,000	(11,500)
Harmonized Sales Tax	1,159,800	1,159,800	1,131,500	(28,300)
Gasoline and Motive Fuels Tax	243,000	243,000	240,000	(3,000)
Tobacco Tax	157,000	157,000	157,000	0
Pari-Mutuel Tax	600	600	600	0
Insurance Premium Tax	47,205	47,205	47,505	300
Real Property Transfer Tax	11,500	11,500	13,000	1,500
Large Corporation Capital Tax	0	0	0	0
Financial Corporation Capital Tax	28,000	30,000	30,000	2,000
Sub-total: Taxes	3,783,005	3,783,005	3,691,205	(91,800)

Return on Investment	326,840	294,483	260,508	(66,332)
Licences and Permits	138,267	137,756	136,989	(1,278)
Sale of Goods and Services	293,867	277,854	280,881	(12,986)
Lottery and Gaming Revenues	153,347	153,347	151,127	(2,220)
Royalties	110,855	110,855	104,855	(6,000)
Fines and Penalties	8,294	8,294	8,312	18
Miscellaneous	36,959	50,558	49,707	12,748

TOTAL: OWN SOURCE REVENUE	4,851,434	4,816,152	4,683,584	(167,850)

Unconditional Grants – Canada
Fiscal Equalization Payments	1,562,000	1,562,000	1,562,000	0
Canada Health Transfer	664,000	664,000	677,300	13,300
Canada Social Transfer	262,300	262,300	264,300	2,000
Wait Times Reduction Transfer	5,368	5,368	5,368	0
Other	1,866	1,866	1,866	0
Sub-total: Unconditional Grants – Canada	2,495,534	2,495,534	2,510,834	15,300

Conditional Grants – Canada	218,632	216,432	214,214	(4,418)

TOTAL: GRANTS FROM CANADA	2,714,166	2,711,966	2,725,048	10,882

TOTAL: GROSS ORDINARY REVENUE	7,565,600	7,528,118	7,408,632	(156,968)

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COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE
Thousands
$

	Year Ending March 31

	2014	2014	2014	Variance
DEPARTMENT	Estimate	1st Quarter	2nd Quarter	from Estimate
				$	%
Agriculture, Aquaculture and Fisheries	39,882	39,882	39,882	0	0.0%
Economic Development	101,373	101,373	99,373	(2,000)	-2.0%	✓
Education and Early Childhood Development	1,074,592	1,074,592	1,074,592	0	0.0%
Efficiency New Brunswick	11,649	11,649	11,649	0	0.0%
Energy and Mines	8,061	8,061	7,961	(100)	-1.2%	✓
Environment and Local Government	139,497	139,497	138,946	(551)	-0.4%	✓
Executive Council Office	18,370	18,260	17,765	(605)	-3.3%	✓
Finance	18,949	18,949	18,699	(250)	-1.3%	✓
General Government	862,873	855,175	793,374	(69,499)	-8.1%	✓
Government Services	59,597	59,597	58,997	(600)	-1.0%	✓
Health	2,583,815	2,583,815	2,557,201	(26,614)	-1.0%	✓
Healthy and Inclusive Communities	17,301	17,251	17,001	(300)	-1.7%	✓
Human Resources	3,973	3,973	3,873	(100)	-2.5%	✓
Invest NB	14,638	14,638	14,638	0	0.0%
Justice and Attorney General	62,700	59,718	60,719	(1,981)	-3.2%	✓
Legislative Assembly	21,659	21,659	21,659	0	0.0%
Natural Resources	101,593	101,993	101,593	0	0.0%
Office of the Premier	1,652	1,652	1,652	0	0.0%
Post-Secondary Education, Training and Labour	604,341	594,488	596,094	(8,247)	-1.4%	✓
Public Safety	147,581	147,581	148,131	550	0.4%	!
Service of the Public Debt	664,000	664,000	664,000	0	0.0%
Social Development	1,062,734	1,062,734	1,062,734	0	0.0%
Tourism, Heritage and Culture	37,632	37,924	37,524	(108)	-0.3%	✓
Transportation and Infrastructure	272,296	274,601	276,416	4,120	1.5%	!
TOTAL	7,930,758	7,913,062	7,824,473	(106,285)	-1.3%

✓	Projected under-expenditure
!	Projected over-expenditure

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COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$
	Year Ending March 31
				Variance
	2014	2014	2014	from
	Estimate	1st Quarter	2nd Quarter	Estimate
Surplus (Deficit)	(478,693)	(499,883)	(538,206)	(59,513)
Acquisition of Tangible Capital Assets	(421,374)	(421,930)	(404,886)	16,488
Amortization of Tangible Capital Assets	355,520	355,760	355,880	360
Deferred Revenue Related to Tangible Capital Assets*	(49,894)	(53,110)	-	49,894
(Increase) Decrease in Net Debt	(594,441)	(619,163)	(587,212)	7,229

*Due to a change in the classification of deferred capital contributions on the statement of financial position in 2012/2013, an adjustment to net debt for the change in deferred capital contributions is no longer required.

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